UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 11, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

11 February 2026

Barclays PLC ("Barclays")

2025 Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays PLC for the year ended 31 December 2025 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on the Barclays website at: https://home.barclays/investor-relations/reports-and-events/annual-reports.

The Form 20-F has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Note for Barclays shareholders

Barclays shareholders, including holders of Barclays American Depositary Receipts ("ADRs"), can receive a printed copy of the audited financial statements for Barclays PLC for the year ended 31 December 2025 upon request, free of charge, in the following ways:

Ordinary shareholders

Address: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom
Tel: +44 (0)371 384 2055* (UK & International telephone number)
Contact Equiniti via shareview.co.uk

* lines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding UK public holidays in England and Wales.

ADR holders

Shareowner Services
PO Box 64504, St Paul, MN 55164-0504, USA
Toll free: 1-800-990-1135 (US and Canada)
Outside the US and Canada: +1 651 453 2128
shareowneronline.com

Delivery of ADR certificates and overnight mail:
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Marina Shchukina                           Jonathan Tracey
+44 (0) 20 7116 2526                     +44 (0) 20 7116 4755